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News Release	No. 14-284
October 21, 2014

Platinum Group Metals Updates the Waterberg Joint Venture and Waterberg Extension Projects

New Intersections include 80 meters grading 4.80 g/t 3E

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) announces the completion of approximately 71,000 meters of vertical core drilling on budget at the Waterberg Joint Venture and Waterberg Extension projects (collectively the Waterberg Projects) since June 2014 utilizing 24 machines. The drilling program has been successful at expanding and detailing the Waterberg T, F and Super F Zones as part of an ongoing Pre-Feasibility Study. Waterberg represents a new deposit type in the Northern Limb of Bushveld Complex of South Africa amenable to mechanized mining.

Intercepts include hole WB123 on the Waterberg Joint Venture property returning an 80 meter intercept of 4.80 g/t 3E (1.41 g/t platinum, 3.18 g/t palladium, 0.21 g/t gold, 0.10 % Cu and 0.23 % Ni) from 370 to 450 meters. The true thickness of this intercept is estimated at 63 meters. Rhodium determinations are pending. This hole is up-dip of the previously defined “Super F” Zone and further drilling shallower along the layer is in progress. Also included in the Super F Zone in-fill holes, within the area of the June 2014 resource estimate, is hole WB161, on the Waterberg Joint Venture property and announced here, which intersected 46.79 meters of 3.76 g/t 3E (1.06 g/t platinum, 2.51 g/t palladium, 0.19 g/t gold, 0.10 % Cu and 0.19 % Ni). The true thickness of this intercept is estimated at 37 meters. The core Super F Zone from the Waterberg Joint Venture resource area has been confirmed and expanded.

Highlights from the confirmation drilling on the T Zone include hole WB126 on the Waterberg Joint Venture which returned a 9 meter intercept of 6.23 g/t 3E (1.61 g/t platinum, 3.64 g/t palladium and 0.98 g/t gold) from 236 to 245 meters. Lithological and grade continuity has been confirmed with this drilling program.

There are approximately 6,000 assays outstanding from the ongoing drilling program.

A new T Zone intersection in hole WE048 on the Waterberg Extension (Waterberg II) returned a 2.9 meter intercept of 3.12 g/t 3E (0.88 g/t platinum, 2.10 g/t palladium and 0.14 g/t gold). This intersection confirmed the extension of the T Zone towards the north.

The Waterberg III area on the Waterberg Extension property has now been confirmed by drilling as a target area for extension of the Waterberg mineralized zones. Approximately 1.9 kilometers north of the current resource, both the T Zone and F Zone have been confirmed in a single borehole, (WE046) with a lower grade F Zone intercept including 2.5m at 2.00 g/t 3E (0.61 g/t platinum, 1.33 g/t palladium, 0.06 g/t gold). The T zone at this location was geochemically elevated only and the zone was identified in rock types. The geological model for Waterberg indicates that low grade zones do occur. The presence of the Waterberg deposit northward onto the Waterberg III (Waterberg Extension) area is a positive development. Deflections are in progress on this first Waterberg III drill hole. Based on a reinterpretation of airborne gravity surveys, taking into consideration the latest drill hole results, additional drilling along strike is planned.

788 – 550 Burrard Street
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Pre-Feasibility Study On Track

An updated resource estimate for Waterberg is to be completed by Coffey prior to the completion of updated mine and project designs for the ongoing Pre-Feasibility Study. Engineering firm DRA has commenced work and is on track with the Pre-Feasibility Study. The Pre-Feasibility Study is funded by the Company and Waterberg Joint Venture partner JOGMEC and is targeted for completion in calendar Q2 2015. The study of expanded opportunities considering the implications of the resources beyond the Waterberg Joint Venture on to the Waterberg Extension, downstream smelter options, synergies with regional projects and marketing have been added to the scope of the Pre-Feasibility Study. DRA and other specialists will work closely with JOGMEC metallurgists with regard to concentrator processes and concentrate specifications. Specialists on power, water and other infrastructure are also involved in the Pre-Feasibility Study and have identified options for bulk infrastructure requirements.

As a result of the expansion of estimated platinum group element resources from 17 million ounces to 29 million ounces in June 2014, (Inferred, 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au)) the Preliminary Economic Assessment for the Waterberg Projects is outdated and no longer valid and the current NI 43-101 technical report for the Waterberg Projects is the updated resource report filed on July 25, 2014. The resource was announced June 12, 2014 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat. and Alan Goldschmidt, Pr.Sci.Nat., of Coffey Mining (South Africa) Pty Ltd

The Company looks forward to the advancement and further exploration of the Waterberg Projects.

Detailed Drill Results Waterberg Joint Venture

T-Zone Intercepts

Hole ID	Y	X	FROM	TO	Zone	LENGTH	Pt	Pd	Au	3E	Pt:Pd:Au	Cu%	Ni%
			(m)	(m)		(m)	(g/t)	(g/t)	(g/t)	(g/t)		(%)	(%)
WB124	11 832.26	2 588 003.90	210.98	220.00	T2	9.02	0.71	0.42	0.98	2.11	34:20:46	0.20	0.09
WB125	12 080.78	2 588 255.99	197.25	203.00	T2	5.75	1.58	2.54	1.17	5.29	30:48:22	0.24	0.12
WB126	11 829.15	2 587 877.99	236.00	245.00	T2	9.00	1.61	3.64	0.98	6.23	26:58:16	0.29	0.15
WB127	12 078.90	2 587 883.36	381.68	392.50	T2	10.82	1.31	3.52	0.74	5.57	24:63:13	0.13	0.09
WB130	12 078.21	2 588 004.00	327.93	333.00	T2	5.07	0.41	0.39	0.31	1.11	37:35:28	0.06	0.05

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WB131	11 954.18	2 588 007.22	269.10	276.00	T2	6.90	0.22	0.19	0.51	0.92	24:21:55	0.11	0.06
WB133	12 079.71	2 587 754.44	444.00	457.03	T2	13.03	0.95	1.53	0.85	3.33	29:46:26	0.12	0.07
WB134	12 203.74	2 588 629.65	Faulted
WB135	12 322.26	2 588 382.25	Faulted
WB137	11 706.42	2 588 002.47	152.50	154.50	T2	2.00	0.82	0.80	0.76	2.38	34:34:32	0.21	0.10
WB139	12 200.99	2 588 004.74	383.00	389.09	T2	6.09	1.35	2.20	0.88	4.43	30:50:20	0.12	0.07
WB140	11 948.55	2 587 754.44	365.77	373.50	T2	7.73	1.28	1.62	1.27	4.17	31:39:30	0.16	0.07
WB141	12 312.72	2 588 600.59	Faulted
WB142	11 954.35	2 588 253.36	177.00	185.00	T2	8.00	0.22	0.15	0.35	0.72	31:21:49	0.10	0.06
WB145	12 075.15	2 588 381.77	Faulted
WB147	12 203.63	2 587 757.99	493.89	498.00	T2	4.11	1.17	3.36	1.02	5.55	21:61:18	0.17	0.09
WB148	11 825.48	2 588 127.09	188.00	190.00	T2	2.00	0.30	0.17	0.55	1.02	29:17:54	0.09	0.05
WB149	12 202.23	2 588 254.21	256.35	267.50	T2	11.15	0.84	0.61	1.75	3.20	26:19:55	0.37	0.17
WB156	11 825.44	2 587 506.14	393.00	399.01	T2	6.01	0.97	2.00	0.69	3.66	27:55:19	0.12	0.08
WB157	11 580.94	2 587 754.89	159.50	165.00	T2	5.50	0.48	0.70	0.19	1.37	35:51:14	0.03	0.02
WB158	11 577.72	2 587 505.97	225.25	230.50	T2	5.25	0.11	0.10	0.10	0.31	35:32:32	0.02	0.02
WB159	12 080.02	2 587 507.07	545.50	550.63	T2	5.13	1.01	1.82	0.69	3.52	29:52:20	0.10	0.05
					Average T2	6.81	0.90	1.53	0.83	3.26	28:47:25	0.16	0.08

Super F Zone Intercepts

The Super F zone consists of a broad mineralized package generally, with higher grade top and bottom loaded cuts. Final cuts for modelling will be determined later and may include the selected or broader cuts in certain areas.

Hole ID	Y	X	FROM	TO	Zone	LENGTH	Pt	Pd	Au	3E	Pt:Pd:Au	Cu%	Ni%
			(m)	(m)		(m)	(g/t)	(g/t)	(g/t)	(g/t)		(%)	(%)
WB113	10 204.81	2 586 125.87	500.63	570.50	Super F	69.87	0.49	1.25	0.10	1.84	27:68:5	0.05	0.15
WB113	10 204.81	2 586 125.87	500.63	506.50	Top	5.87	1.01	1.85	0.15	3.01	34:61:5	0.05	0.22
WB113	10 204.81	2 586 125.87	561.00	570.50	Bottom	9.50	0.88	2.64	0.17	3.69	24:72:5	0.08	0.17
WB114	10 453.92	2 586 257.99	654.50	678.30	Super F	23.80	0.54	1.22	0.11	1.87	29:65:6	0.08	0.22
WB114	10 453.92	2 586 257.99	654.50	657.50	Top	3.00	1.04	2.27	0.17	3.48	30:65:5	0.16	0.30
WB114	10 453.92	2 586 257.99	668.71	671.30	Bottom	2.59	0.94	2.19	0.17	3.30	28:66:5	0.14	0.30
WB115	10 078.91	2 586 007.67	506.50	578.92	Super F	72.42	0.59	1.48	0.11	2.18	27:68:5	0.07	0.17
WB115	10 078.91	2 586 007.67	506.50	520.86	Top	14.36	0.51	1.22	0.10	1.83	28:67:5	0.06	0.20
WB115	10 078.91	2 586 007.67	544.40	578.50	Bottom	34.10	0.91	2.35	0.17	3.43	27:69:5	0.09	0.18

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WB116	10 328.29	2 585 755.66	750.50	798.04	Super F	47.54	1.13	2.43	0.17	3.73	30:65:5	0.06	0.16
WB116	10 328.29	2 585 755.66	750.50	766.50	Top	16.00	1.65	3.69	0.26	5.60	29:66:5	0.09	0.22
WB116	10 328.29	2 585 755.66	777.50	798.04	Bottom	20.54	1.03	2.15	0.14	3.32	31:65:4	0.05	0.14
WB117	10 576.75	2 586 509.23	613.00	643.00	Super F	30.00	0.85	2.09	0.13	3.07	28:68:4	0.05	0.19
WB117	10 576.75	2 586 509.23	613.00	618.50	Top	5.50	0.68	3.06	0.15	3.89	17:79:4	0.05	0.22
WB117	10 576.75	2 586 509.23	630.00	643.00	Bottom	13.00	1.14	2.45	0.15	3.74	30:66:4	0.07	0.19
WB118	10 078.99	2 585 752.86	568.00	587.50	Super F	19.50	0.73	1.59	0.18	2.50	29:64:7	0.06	0.18
WB118	10 078.99	2 585 752.86	568.00	573.50	Top	5.50	1.42	2.99	0.40	4.81	30:62:8	0.09	0.24
WB118	10 078.99	2 585 752.86	582.09	587.50	Bottom	5.41	0.59	1.34	0.11	2.04	29:66:5	0.04	0.18
WB119	10 327.27	2 586 004.22	681.00	741.31	Super F	60.31	0.71	1.54	0.11	2.36	30:65:5
WB119	10 327.27	2 586 004.22	681.00	686.00	Top	5.00	0.90	2.23	0.15	3.28	27:68:5
WB119	10 327.27	2 586 004.22	729.37	741.31	Bottom	11.94	1.74	3.16	0.20	5.10	34:62:4
WB120	9 578.87	2 585 755.12	269.21	319.50	Super F	50.29	0.27	0.61	0.05	0.93	29:66:5	0.02	0.13
WB120	9 578.87	2 585 755.12	269.21	274.25	Top	5.04	0.70	1.57	0.12	2.39	29:66:5	0.06	0.16
WB120	9 578.87	2 585 755.12	314.50	319.50	Bottom	5.00	0.82	2.07	0.17	3.06	27:68:6	0.06	0.16
WB121	9 828.95	2 585 751.26	394.55	479.96	Super F	85.41	0.28	0.52	0.04	0.84	33:62:5	0.01	0.11
WB121	9 828.95	2 585 751.26	394.55	397.44	Top	2.89	0.74	1.41	0.11	2.26	33:62:5	0.03	0.16
WB121	9 828.95	2 585 751.26	474.00	479.96	Bottom	5.96	1.18	2.54	0.15	3.87	30:66:4	0.05	0.17
WB122	10 464.21	2 586 520.00	495.00	504.50	Super F	9.50	0.80	1.24	0.06	2.10	38:59:3	0.03	0.11
WB122	10 464.21	2 586 520.00	495.00	498.50	Top	3.50	1.76	2.58	0.02	4.36	40:59:0	0.01	0.11
WB123	9 825.49	2 586 004.86	370.00	450.00	Super F	80.00	1.41	3.18	0.21	4.80	29:66:4	0.10	0.23
WB123	9 825.49	2 586 004.86	370.00	403.67	Top	33.67	1.52	4.01	0.25	5.78	26:69:4	0.12	0.25
WB123	9 825.49	2 586 004.86	418.50	450.00	Bottom	31.50	1.64	3.02	0.21	4.87	34:62:4	0.10	0.24
WB132	10 574.57	2 586 252.39	773.00	819.34	Super F	46.34	0.70	1.51	0.13	2.34	30:65:6	0.09	0.21
WB132	10 574.57	2 586 252.39	776.40	783.00	Top	6.60	0.87	2.26	0.20	3.33	26:68:6	0.15	0.25
WB132	10 574.57	2 586 252.39	809.03	815.46	Bottom	6.43	1.14	2.11	0.20	3.45	33:61:6	0.12	0.25
WB150	10 824.80	2 586 253.02	906.00	972.50	Super F	66.50	0.90	2.40	0.17	3.47	26:69:5
WB150	10 824.80	2 586 253.02	906.00	933.00	Top	27.00	1.12	2.77	0.21	4.10	27:68:5
WB150	10 824.80	2 586 253.02	962.08	972.50	Bottom	10.42	0.93	2.71	0.19	3.83	24:71:5
WB160	10 825.09	2 586 507.16	808.00	840.00	Super F	32.00	0.48	0.87	0.07	1.42	34:61:5	0.04	0.16
WB160	10 825.09	2 586 507.16	808.00	811.00	Top	3.00	1.08	1.78	0.12	2.98	36:60:4	0.05	0.19
WB160	10 825.09	2 586 507.16	833.89	840.00	Bottom	6.11	0.96	1.58	0.13	2.67	36:59:5	0.08	0.16
WB161	10 579.67	2 586 126.40	771.00	817.79	Super F	46.79	1.06	2.51	0.19	3.76	28:67:5	0.10	0.19
WB161	10 579.67	2 586 126.40	771.00	793.00	Top	22.00	1.11	2.57	0.19	3.87	29:66:5	0.11	0.19
WB161	10 579.67	2 586 126.40	797.95	817.79	Bottom	19.84	1.18	2.85	0.23	4.26	28:67:5	0.12	0.20
WB163	11 080.61	2 586 253.03	1 004.93	1 077.00	Super F	72.07	0.75	1.96	0.14	2.85	26:69:5
WB163	11 080.61	2 586 253.03	1 004.93	1 021.47	Top	16.54	1.06	3.10	0.22	4.38	24:71:5
WB163	11 080.61	2 586 253.03	1 071.00	1 077.00	Bottom	6.00	1.21	3.05	0.21	4.47	27:68:5
WB164	10 578.88	2 586 004.53	803.75	828.54	Super F	24.79	0.85	2.51	0.18	3.54	24:71:5
WB164	10 578.88	2 586 004.53	804.50	812.00	Top	7.50	0.64	1.70	0.12	2.46	26:69:5
WB164	10 578.88	2 586 004.53	818.01	828.54	Bottom	10.53	1.22	3.94	0.27	5.43	22:73:5

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Average Super F	49.24	0.74	1.73	0.13	2.60	28:67:5	0.06	0.17
Average Top	10.76	1.14	2.79	0.20	4.13	28:68:5	0.09	0.22
Average Bottom	12.43	1.16	2.62	0.19	3.97	29:66:5	0.09	0.19

Detailed Drill Results Waterberg Extension

Hole ID	Y	X	FROM	TO	Zone	LENGTH	Pt	Pd	Au	3E	Pt:Pd:Au	Cu%	Ni%
			(m)	(m)		(m)	(g/t)	(g/t)	(g/t)	(g/t)		(%)	(%)
WE046	7 560	2 579 083	1 475.00	1 477.50	F Zone	2.50	0.61	1.33	0.06	2.00	30:67:3	0.02	0.16
WE048	7 429	2 580 381	535.60	538.50	T Zone	2.90	0.88	2.10	0.14	3.12	28:67:5
WE048	7 429	2 580 381			F zone	Awaiting assays

*The true thickness of the intercepts is estimated to be 78% of the vertical thickness.
**All coordinates have been reported in the S.A. Survey System WG29° East, Datum - Hartebeeshoek 94, Ellipsoid - WGS 84

Further assay results are being compiled as they are received. The current inferred resource at the Waterberg Projects is 29 Million ounces of platinum, palladium, rhodium and gold, ("4E") in the "T" and "F" layers. (287 million tonnes grading 3.15 g/t 4E (0.94 g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au,) 30%, 61%, 1%, 8% respectively). Inferred resources do not have demonstrated economic viability and see other cautions to investors.

Qualified Person, Quality Control and Assurance

The non-independent qualified person for this Press Release is R. Michael Jones P.Eng. He has relevant experience in precious metals and platinum evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times from 2011 through 2014.

Ken Lomberg of Coffey Mining (South Africa) Pty Ltd is the independent qualified person for the mineral resources on the Waterberg Projects and he has reviewed the references to resources and ongoing work in this press release. It is planned that Coffey Mining will prepare an update on the mineral resource for the Pre-Feasibility Study based on the current ongoing in-fill drilling.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group Metals utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control. These standards are detailed in the July 25, 2014 Technical Report referred to above.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under Prospecting Rights with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an application to the Department of Mineral Resources of South Africa.

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P: 604-899-5450
F: 604-484-4710

About the Waterberg Projects

The Waterberg Joint Venture is 49.9% effectively held by Platinum Group Metals directly and indirectly. The Japan Oil, Gas and Metals National Corporation ("JOGMEC"), a state owned mining company from Japan, is an active participant in the Waterberg Joint Venture along with Platinum Group Metals and South African empowerment partner Mnombo Wethu Consultants (Pty) Ltd. The Waterberg deposit was discovered in late 2011 by the joint venture partners and has grown dramatically over the past few years to be a globally significant deposit. The Waterberg Extension is held 87% by Platinum Group Metals directly and indirectly and is located adjacent and to the north of the Waterberg Joint Venture within a regional scale set of prospecting rights granted to the Company.

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the 82% owned WBJV Project 1 (Maseve) platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit. The Waterberg Projects are the outcome of the original scientific initiative of the Company and the willingness of its partners to assist in exploring these ideas.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential or planned exploration, studies, analyses, development, operations and other future occurrences affecting the Company’s projects, including the potential for updates to the resource estimates for the Waterberg Projects, the planned pre-feasibility study for the Waterberg Projects and the development of the Project 1 platinum mine. In addition, estimates of mineral resource are forward-looking statements because they represent estimates of mineralization that may be encountered if a mine is developed. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) set out in Industry Guide 7.Under NI 43-101, companies are permitted and required to disclose “mineral resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exist or will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Accordingly, any “reserves” disclosed in this press release may not constitute “reserves” under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, while NI 43-101 permits companies to disclose the economic projections contained in preliminary economic analyses and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to include such economic projections in their SEC filings prior to the establishment of reserves under SEC standards. For the above reasons, statements contained in this press release that describes mineral reserve and resource estimates or that describes the results of preliminary economic analyses or pre-feasibility studies are not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.